
PE
10-31-01
APR 10 2002
02030709

AGI

Athanor Group Inc.

2001
ANNUAL
REPORT


PROCESSED
APR 15 2002
THOMSON
FINANCIAL

TO OUR SHAREHOLDERS:

2001 was a watershed year in American History. None of us will ever forget the tragedy of September 11. It has forever changed us as a nation. Our economy, which had been suffering a major downturn for most of the year, was officially recognized by the government as being in a recession at the end of year. Our industry's trade association, the Precision Machined Parts Association ("PMPA"), was well aware of the economic downturn far ahead of the government's recognition of a recession, predicting a slowdown in business of 7-10% early in 2001. In the final analysis, the PMPA has predicted 2001 sales in the industry to close at 17-20% below 2000 sales. Our Company faired substantially better than the industry average, but it was a harbinger of things to come in our own business.

While nothing can compare to the devastation of September 11, the Enron scandal has shaken the confidence of investors and the financial world. The accounting profession is being scrutinized as never before. Financial information made available to investors and the general public will continue a metamorphosis for years to come. "Enronized" is being used to describe proposals for financial statement disclosure and accounting changes. The Securities and Exchange Commission will no doubt demand substantially more disclosure and better awareness on the part of auditors of financial statements. The additional cost of being a public company will go up exponentially as small public companies will be required to carry the same burden as large multi-national conglomerates. This is a concern that will weigh heavily on companies like ours struggling to maintain a public vehicle for our investors.

2001 FINANCIAL RESULTS

Sales in fiscal 2001 declined 7%, a far better result than the industry average of 17-20%. The full effect of the economic recession did not have a major impact on the Company until the first quarter of fiscal 2002 as sales have shown a decline of 23% from 2001. How long the recession will last and what effect it will have on our Company during 2002 remains to be seen. The Company's operating profits decreased to $501,550 a 54% reduction from 2000. This included an additional provision for environmental remediation of $150,000, bringing the total cost of accruals to $615,622. Net profits for fiscal 2001 were $84,556 or $.12 per share versus $844,793 or $1.21 per share in 2000. Fiscal 2001 performance includes a write off of the Fluid Light Technologies ("FLT") investment of $238,500. FLT had raised a total of $2.4 Million but was unsuccessful in launching its line of products and unable to raise additional equity. The market for start-ups like FLT all but dried up during 2001 as a result of the failures of internet related businesses.

During 2001 the Company increased its investment in California South Pacific Investors ("CSPI") to $221,000 and its loans to Healthcove.com ("HCC") to $165,000. Core Software Technology repaid the balance of the loans outstanding under the Forbearance Agreement with the Company of $89,465 and the balance of the outstanding loans of $274,248 was converted into common stock of Core at $3 per share or 91,416 shares. All three of the Company's remaining investments are development stage companies. While the Company feels they all have excellent potential, the Company will closely monitor additional cash investments based on their status, the availability of funds and the economy.

Conclusion

Considering the state of the economy and our industry, the Company's performance during fiscal 2001 could have been far worse. The larger concern is how our industry will fare in 2002. The PMPA's *2002 Forecast* predicts a recovery in the second half of 2002 with a negligible growth rate of 2% from the fourth quarter of 2001 to the fourth quarter of 2002. Not much of a recovery considering 2001 was 17-20% below 2000. The best we can hope to accomplish during these difficult and unpredictable times is to monitor our customers needs and be flexible in reacting to a changing economic climate. This is definitely a customers market.

The other concern we have as a company is the effect and cost on the financial markets caused by the Enron scandal. We have stated in past years that we as a company, due to our size and the nature of our business, have difficulty attracting the kind of investor interest to allow the market to dictate a price we feel is reflective of our past performance and future potential. This is a subject we will continue to study and make recommendations to you, our shareholders.

Many more variables affect our business today than at any other time we can remember. We must be aware of the outside forces that affect our industry, our customers, our expanding world, and ultimately our own business. None of this can be accomplished without the continued efforts of dedicated employees and the support of our shareholders.

We look forward to your comments.



Robert W. Miller
Chairman of the Board



Duane L. Femrite
President, Chief Executive Officer

THIS IS NOT AN EXACT COPY OF THE COMPANY'S FORM 10-KSB
THE FILED 10-KSB CONTAINS INFORMATION NOT INCLUDED HEREIN

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 10-KSB

_X_ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended October 31, 2001, or

___ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission file number 2-63481

ATHANOR GROUP, INC.
(Name of small business issuer as specified in its charter)

CALIFORNIA	95-2026100
(State or other jurisdiction of incorporation or organization)	(IRS Employer ID No.)

921 East California Avenue, Ontario, California 91761
(Address of Principal Executive Offices) (Zip Code)

The Company's telephone number, including area code (909) 467-1205

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 Par Value
(Title of Class)

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. /_X_/

Issuer's revenues for its most recent fiscal year were $22,601,996.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of December 31, 2001 amounted to $2,039,613.

The registrant had 696,036 shares of common stock outstanding as of December 31, 2001.

PART I

Item 1. DESCRIPTION OF BUSINESS

ATHANOR GROUP, INC. ("the Company") was incorporated under the laws of the State of California in 1958, under the name ALGERAN, INC.

BUSINESS DEVELOPMENT

SUBSIDIARY CORPORATION

Since its inception in 1958, and since 1986 through its wholly-owned subsidiary, ALGER MANUFACTURING COMPANY, INC., a California corporation ("Alger"), the Company has been engaged in the manufacture of screw machine products (nonproprietary metal components) produced in large quantities to customer specifications.

THE SCREW MACHINE PRODUCTS INDUSTRY IN GENERAL

It is estimated that there are in excess of 1600 manufacturing companies making screw machine products in the Untied States. Screw machine products usually are component parts for use in machines, appliances, automobiles, and similar durable goods; they also have a wide variety of uses in individual, industrial, military, and consumer products. These parts must be manufactured strictly to customer's specifications and must be of precise dimensions, demanding close individual control during production. The Company does not own the designs for any of the products produced for customers. Historically, the screw machine products industry has been extremely sensitive to downturns in the general economy.

In meeting customer orders, the Company manufactures a wide range of products. Before placing an order, a customer provides the Company with detailed drawings and specifications for a specific product. Based upon these drawings and specifications, the Company prepares a quote to manufacture the product. Once the customer agrees to this quote, manufacturing of the product is scheduled. Quality control inspections are made throughout the manufacturing process. Emphasis is placed on quality in design. This supports the Company's program of defect prevention rather than defect detection. This approach has resulted in significantly lower costs through the reduction of scrap and associated indirect labor. Upon completion of the manufacturing process, a final inspection is made to determine whether the product conforms to the customer's specifications. If the product fails to conform to the customer's specifications, the Company will correct the problem at its own expense.

Many of the Company's customers are increasingly competing in the global market. The Company, in its continuing effort to maintain a partner-like working relationship with these customers, has pursued a world class quality program based on the internationally recognized ISO 9000 standard. This not only supports the strategic direction of the Company's customer base, but also enhances the Company's appeal to potential new customers. The process started in early fiscal 1998 and was completed in February 1999 when Alger's Ontario, California facility passed its certifying audit. Alger received its ISO Certificate in March 1999 and has passed bi-annual surveillance audits. Alger is currently in the process of updating its

Operations System to conform to the new ISO 9001:2000 requirements. The Company anticipates completion of the ISO 9001-2000 Certification process in April 2002.

Additionally, in today's competitive marketplace, customers are requiring the Company to comply with a variety of delivery demands. These include "Just in Time" (JIT), Kan-Ban and "Ship to Stock" requirements. The Company's ability to adapt to the varying demands of its customers allows the Company to remain a leader in its industry. The Company's fully integrated software system has the ability to purchase and schedule materials in conjunction with the manufacturing process. The Company continues to expend substantial resources and time in an effort to make sure the fully integrated software system meets all its current and anticipated future requirements, including the goals and objectives of the Company as set forth in its ISO 9002 Quality Manual. These goals and objectives, which are continuously monitored, include profitability, inventory levels, backlog, quality, delivery, and work environment.

An additional benefit of the manufacturing software system is the ability to generate backlog figures in various forms. In the past, the Company's system was designed to only generate unproduced backlog amounts. As of October 31, 2001, the Company's total backlog amounted to approximately $7,079,000 of anticipated gross sales from projects on which customers have authorized work to commence during the fiscal year 2002. In the normal course of business, some backlog orders are inevitably cancelled or the time of delivery is changed. There is no assurance that the total backlog will result in completed sales. The Company's backlog, as of October 31, for the past three years was as follows: 2000 - $8,945,000, 1999 - $8,424,000, 1998 - $6,986,000.

All of the Company's business consists of the production of component parts of proprietary products for other companies. A number of these companies have the capacity to perform this work themselves, but purchase these components from the Company for competitive reasons. Should these companies decide in the future to do this work themselves, the business of the Company could be adversely affected.

MACHINERY

Of central importance to the screw machine product manufacturer is the automatic screw machine. Most of the Company's machines are cam and gear operated, which is extremely efficient for "High Speed - High Volume Production". The Company, in essence, is in the business of selling machine time, the capabilities of its machines to produce parts, and the skill of its personnel in preparing and operating its machines. The automatic screw machine is a complex piece of machinery that requires highly skilled machinists to set up and operate. Because the Company specializes in high volume production, it must operate the fastest machines that will produce a part within the customers' specifications. In the last few years, as the market for machined components has continued to change, the Company has added CNC Vertical Machining Centers and Single Spindle CNC Lathes. While these machines do not account for a major part of the Company's manufacturing capabilities, they are a foray into the type of machine the Company feels will be needed to stay competitive and keep pace with the increasing requirements from customers.

The Company feels that the combination of its engineering capabilities, its experience and its well-maintained equipment, meet the requirements of today's customers. All of the machinery utilized by the Company is in good working order and adequate for the current needs of the Company and its customers.

RAW MATERIALS AND SUPPLIES

Screw machine products can be made from many materials, including various grades of steel (carbon, alloy, or stainless), most brasses and bronzes, aluminum, precious metals, and machinable plastics. The Company specializes in manufacturing products primarily with brass, as well as carbon steel, aluminum, and stainless steel.

Materials used by the Company are either purchased from mills, material distributors, or supplied by the customer. Although the Company is not presently faced with any shortages of materials, shortages of certain materials have occurred in the past and may occur in the future. Future shortages of materials would have an adverse affect on the Company's business. The Company orders materials specifically for the jobs it is currently manufacturing and, therefore, does not keep excess materials on hand. The Company usually has sufficient materials in stock to continue operations for approximately one month.

All of the metals purchased by the Company, for customer jobs, either become product or are reclaimed, to be used in another process. The reclamation of scrap material is very important in the manufacturing of screw machine products. The value received from the sale of scrap is an essential element in the pricing and profitability of each job. All reclaimed scrap is either sold back to the mills or sold to a scrap dealer. In the case of brass, the scrap is sold back to the supplying mill at a price established by the mill. Aluminum and stainless scrap is sold to various scrap dealers at a price established by the market demand. Both the cost of the material and the anticipated return on the sale of scrap are considered in preparing a quote for a particular job. The Company's principal suppliers are: Chase Brass and Copper Company, Cerro Metal Products, Bralco Metals, Joseph T. Ryerson and Son, Inc., Reliance Metals, and Carpenter Technology.

The Company does not use, and has not used, solvents in the process for the cleaning of parts since 1987 when it purchased its first soap and water parts cleaner. While the evolution of soap and water parts cleaning has been slow in coming, the Company has continued its pursuit of improvements in getting product cleaner with soap and water processes, including the reclamation of cutting oils and the soap used in the cleaning process.

EMPLOYEES

The Company and its subsidiaries employed, on a full-time basis, one hundred and sixty-five (160) persons on October 31, 2001, of which fourteen (14) were general and administrative, four (4) were in marketing and sales, and one hundred and forty-seven (142) were production personnel. In December 2001, the Company closed its Arizona facility which employed 18 full time persons, all production personnel.

The Company believes that it has good relations with its employees, none of whom is covered by a collective bargaining agreement. The ability of the Company to retain and attract skilled personnel, especially skilled machinists, is of primary importance to the Company's operations. Qualified machinists are generally in short supply in the industry, and, therefore, in great demand. The Company has been able to attract and retain a staff of skilled machinists and support staff by offering compensation packages comparable with larger companies. In addition, the Company conducts formal training programs, whereby selected unskilled personnel are given the opportunity to learn the machinist trade. The Company also conducts other regular training programs for its skilled and unskilled employees.

ENVIRONMENTAL

During 1992, perchloroethylene was found in the near surface unsaturated soil below the Alger manufacturing facility. In 1998, the Company hired an environmental engineer to start the process of further investigation of the site. The additional testing showed that the perchloroethylene was deeper and in higher concentrations than originally projected. Based on this testing, an additional provision of $200,000 was added in 1999, increasing the total estimated provision to $465,622 less $173,341 ($124,634 in fiscal 2000) expended, leaving a balance of $292,281 as of October 31, 2000. The Company's environmental engineering firm had stated that it would be unable to give a better estimate of the cost of remediation until the system has been in operation for approximately six months.

The Company submitted a plan of remediation to the lead government agency based on the testing performed by the independent environmental engineer. After some additional testing and revisions to the company's plan of remediation, the agency approved the remediation plan. The Company started remediation in October 2000.

During 2001, the Company's independent environmental engineer, after having the remediation system in operation for approximately one year, has estimated the total cost for designing and permitting of the remediation system, its installation, operation and maintenance for two years, demobilization of equipment, and preparation of closure report at $600,000 to $727,000 depending on additional testing requirements from the local agencies, if any. Based on this further analysis by the engineers as of November 13, 2001, an additional provision of $150,000 was added in the fourth quarter of 2001, bringing the total estimated provision to $615,622 less $388,264 ($214,923 in fiscal 2001) expended to date, leaving a balance of $227,358 as of October 31, 2001. It is estimated that the balance of the costs associated with the remediation will be expended over twelve to eighteen months. The cost estimate is based on the use of one vapor extraction system with five wells to effectively remediate the entire plume in addition to all impacted soils within an eighty-foot radius of each well and up to two hundred feet below grade surface. The Company is currently unable to determine whether this level of remediation and cost will be sufficient.

SALES PRACTICES

Historically, the majority of the company's customer base is located in the western United States. However, in the last few years the Company has continued to expand outside of its traditional territory. Sales in the Midwest and Southern portion of the United States have shown steady growth. Sales in the Southern California region are handled by the Company's sales department, while the balance of the country is handled through manufacturers' representatives. The Company currently uses seven (7) manufacturers' representatives located throughout the Western, Midwest, and Southern regions of the United States. The geographical distribution of the Company's sales during the fiscal years ended October 31, 2001, 2000, and 1999 was as follows:

Dollar Amount of Total Sales-(000's)

	2001	2000	1999
California	$ 6,386	$ 6,182	$ 5,979
Other Western States	5,300	4,046	3,363
All Others	7,598	10,322	9,310
Scrap	3,318	3,796	3,217
	$ 22,602	$ 24,346	$ 21,869

Percentage of Total Sales

	2001	2000	1999
California	28%	25%	27%
Other Western States	23	17	15
All Others	34	42	43
Scrap	15	16	15
	100%	100%	100%

Export sales have never been, nor are they anticipated to be, a significant part of the Company's business. During the fiscal years ended October 31, 2001, 2000, and 1999, foreign sales represented less than one-half of one per cent of total sales.

The Company believes that its sales effort outside of its local sales territories, specifically Southern California, is unique to the screw machine industry, since generally screw machine companies are localized in their sales and operations. The addition of qualified manufacturers' representatives is, and has been for many years, an integral part of the Company's strategy for continued growth outside of these traditional sales territories.

The Company uses many methods to advertise its capabilities including sales brochures, directory advertising, and trade shows. The Company also uses a web site, the latest vehicle for visual communication. The site has proven to be an excellent sales tool to communicate the Company's capabilities. A prospective customer, as well as existing customers, have the opportunity to see the inside workings of the Company's manufacturing facilities and to generate a sense of confidence in the Company's ability to produce a product to the customer's required specifications and quantities. Alger's capabilities can be viewed using http://www.alger1.com.

CUSTOMERS

The Company manufactures parts for a variety of customers. During 2001 there was one customer, from multiple divisions, which accounted for approximately 12% of the Company's consolidated sales. The Company does not believe that the loss of this customer would have a material adverse effect on its overall operations. The products associated with this customer require substantial outside processing and the actual utilization on the Company's facilities required for this customer is substantially less than 10%.

During 2001, less than 1% of the Company's business was government related.

Item 2. DESCRIPTION OF PROPERTY

PROPERTIES

The Company and its subsidiary, Alger, lease office and manufacturing space in Ontario, California. Alger leases two manufacturing facilities: 35,600 square feet and 24,447 square feet in Ontario on leases ending September 2002. A 15,700 square foot lease in Glendale, Arizona ended on October 2001. The Company leases the above properties at rates ranging from $.31 triple net to $.41 gross per square foot. The Company is in the process of negotiating two-year extensions on its two Ontario facilities. The Company decided not to extend the lease on its Glendale Arizona facility and has closed this facility effective December 31, 2001. The Company believes that its remaining manufacturing facilities are adequate for the current operations. The Company uses office space at the Ontario facility to house its corporate office.

In management's opinion, all of the Company's interests in its leased properties are adequately covered by insurance.

Item 3. LEGAL PROCEEDINGS

Not Applicable.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

Item 5. MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company is currently quoted on the OTC Bulletin Board system and can be located on The Bulletin Board using the symbol "AGIA.OB". The following chart lists the stock price range from the Company's market makers, as published by the National Quotation Bureau. These over-the-counter market quotations reflect the inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.

Market Information

	12/31/01	9/30/01	6/30/01	3/31/01
Ask	7.00	7.00	6.00	6.25
Bid	3.70	2.75	2.75	3.00
	12/31/00	9/30/00	6/30/00	3/31/00
Ask	6.50	7.13	7.50	9.00
Bid	4.50	3.44	3.69	3.25
	12/31/99*	9/30/99*	6/30/99*	3/31/99*
Ask	6.50	6.94	7.38	4.25
Bid	5.75	4.06	3.75	3.00
	12/31/98*	9/30/98*	6/30/98*	3/31/98*
Ask	7.19	6.50	5.75	4.75
Bid	3.31	3.31	3.63	3.50

As of December 31, 2001, the approximate number of shareholders of record of common shares was 41.

No dividends were declared during the fiscal year ended October 31, 2001, on the Company's common stock. The Company does not plan to pay dividends on its common stock in the foreseeable future and anticipates that any future earnings will be retained to support the Company's business.

*Adjusted to reflect the Company's 1 for 2 reverse stock split of shares of common stock, effective January 31, 2000.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes the changes in working capital for the fiscal years 2001, 2000, and 1999 (Thousands of Dollars).

	2001	2000	1999
Current Assets	$ 6,851	$ 7,140	$ 6,822
Current Liabilities	$ 3,371	$ 4,678	$ 4,718
Working Capital	$ 3,480	$ 2,462	$ 2,104

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2001, AS COMPARED TO THE FISCAL YEAR ENDED OCTOBER 31, 2000

Fiscal 2001 was a year of transition from a robust economy to a slowing economy and uncertainty. While the Company experienced a reasonable year in sales and operating profits, the uncertainty created from all the events of 2001 leave a major question as to the near term-future. The Company reacted quickly to the changing economic environment, as it controlled costs, reduced inventory and refinanced its line of credit with a new lender. The net effect was an increase in working capital of approximately $1,019,000. Major changes were an increase in cash of $265,000, a decrease in inventory of $551,000 (16%), a decrease in working capital line of $674,000 (42%), a decrease in accrued liabilities of $252,000 (31%) (mostly related to accrued salaries and wages), and the decrease in taxes payable of $205,000 (95%).

With both sales and profits declining during fiscal 2001, the Company continued on the course of making only strategic and necessary equipment purchases.. In addition, all equipment purchases made in fiscal 2001 were financed with cash from operations and the utilization of the Company's equipment line of credit. During fiscal 2001, the Company purchased $372,000 of equipment as compared to $382,000 in 2000 and $298,000 in 1999. The Company currently has no equipment on order. In December 2001, the Company decided to close its Glendale Arizona facility after evaluating the effects of the slowing economy and the change in customer requirements and demands. The facility closing leaves the Company with excess equipment that can be incorporated into the Ontario facility or sold/traded for equipment to meet specific needs. Considering the state of the economy, the Company will move very cautiously before making these decisions. The Company has estimated that it will cost approximately $80,000, in fiscal 2002, to close the Arizona facility, including relocation of all the equipment, severance pay for employees and management and required repairs on the leased property.

In August 2001, the Company completed a $4,700,000 Loan Agreement (the Agreement), with a new lending institution, for working capital, long term financing and a new equipment line of credit. The Agreement provides for a working capital line of credit of $3,000,000, a term loan of $1,000,000 (payable over 60 months) and a new equipment line of credit for $700,000. The Agreement is collateralized by substantially all of the assets of Alger, expires on March 31, 2003, and is guaranteed by the Company. Interest on borrowings under the working capital line of credit are payable at prime or LIBOR plus 2.25%, interest on the term loan is payable at prime. The net effect of the refinancing was to increase working capital by approximately $550,000 as the Company increased its long-term debt and reduced the current working capital line. At October 2001, the Company had approximately $1,923,000, based upon borrowing base limitations, available under the working capital line and $700,000 available under the equipment line as compared to $1,400,000 and $550,000, respectively, at October 2000. Management believes the Company's credit agreement is adequate to fund the working capital requirements and anticipated equipment purchases in fiscal 2002.

During 2001, the Company used $91,000 of cash provided from operations and its line of credit to loan $6,000 to Fluid Light Technologies, Inc. (FLT), bringing its total investment and loans to $238,500, make loans to Healthcove.com in the amount of $50,000, bringing the total to $165,000 and increase its Limited Partnership interest In California South Pacific Investors (CSPI) by $35,000, for a total investment of $221,000. FLT is in the business of developing, manufacturing and marketing systems to control the motion or flow of light through neon glass tubes. Healthcove.com is a healthcare discount club that gives underinsured users buying power for prescription drugs, prescription eyeglasses, hearing and dental care and a healthcare credit card. CSPI, through its wholly owned companies, has developed and patented biochemical product-identifying barcodes for detecting harmful bacterial pathogens in meats, poultry and dairy products. All three are development stage companies with little or no revenue. During fiscal 2001 the Company wrote off its investment in FLT after the President of FLT issued a notification that FLT was closing its offices and attempting to sell its technology. As of October 31, 2001, FLT has been unsuccessful in its attempts to sell the technology and indicates it has no current prospects. While the company feels that the remaining investments have tremendous potential, the Company has made no commitments beyond the investments already made. The investment has been accounted for under the cost method.

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2000, AS COMPARED TO THE FISCAL YEAR ENDED OCTOBER 31, 1999

Fiscal 2000 continued the recovery the Company experienced during the last six months of 1999 as both sales and profits increased. The net effect was an improvement in working capital of $358,000. Major component changes were a decrease in cash of $454,000, increase in inventory of $482,000 (16%), increase in notes receivable of $148,000, decrease in environmental reserve of $123,000 (30%) and a decrease in the current portion of long-term debt of $85,000 (20%).

While both sales and profits improved during fiscal 2000, the Company continued on a course of making only strategic and necessary equipment purchases. In addition, all equipment purchases made in fiscal 2000 were financed with cash from operations and the utilization of the Company's working capital line of credit. During fiscal 2000, the Company purchased $382,000 of equipment as compared to $298,000 in 1999 and $93,000 in 1998.

During fiscal 2000, the Company submitted a plan of remediation to the lead government agency regarding the perchloroethylene in the near surface unsaturated soil below the Alger manufacturing facility. After some additional testing and revisions to the Company's plan of remediation, the agency approved the remediation plan. The Company started remediation in October 2000. In 1999, due to additional testing, an additional provision of

$200,000 was added, bringing the total estimated provision to $465,622, less $173,341 ($123,634 in fiscal 2000) expended to date, leaving a balance of $292,281 as of October 31, 2000.

During 2000, the Company used $147,500 of cash provided from operations and its line of credit to loan $32,500 to Fluid Light Technologies, Inc. (FLT), bringing its total investment and loans to $232,500 and make loans to Healthcove.com in the amount of $115,000.

Effective January 31, 2000, the Board of Directors declared two stock splits which had been authorized by the shareholders through a Consent Statement in January 2000. A one for eight hundred reverse stock split followed by a four hundred for one stock split. The net effect of these two splits is a 1 for 2 reverse stock split, except for the provisions for payment for fractional shares. Fractional shares resulting from the reverse split were not issued, but were paid in cash based on $2.51 per share (as determined before the two splits). The Company paid a total of $147,168, as of October 2000, to fund the fractional shares.

RESULTS OF OPERATIONS

The following table summarizes the results of operations for the fiscal years 2001, 2000, and 1999 (Thousands of Dollars):

	2001	2000	1999
Sales - Parts	$19,284	$20,550	$18,652
Sales – Scrap	$ 3,318	$ 3,796	$ 3,217
Total Sales	$22,602	$24,346	$21,869
Cost of Sales	$19,152	$20,328	$18,587
Earnings from Operations	$ 502	$ 1,098	$ 444
Net Earnings	$ 85	$ 845	$ 45

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2001, COMPARED TO THE FISCAL YEAR ENDED OCTOBER 31, 2000

Fiscal 2001 showed a fairly steady decline in the economy and the Company's sales, profits and backlog. Sales of parts decreased 6% and sales of scrap decreased 13%. Sales of scrap show a larger percentage decrease due to a reduction in raw material prices during the fiscal year. Some of the raw materials used by the Company to produce parts, experienced price reductions during fiscal 2001 of up to 16%. In addition, scrap sales associated with those materials experienced price reductions of 13%. Total sales decreases of 7%, due to lower sales of parts and a reduction in raw materials and scrap prices, were spread fairly evenly throughout fiscal 2001. While sales decreases were fairly consistent, the Company's backlog has shown major fluctuations during the fiscal year, going from $8,946,000 at October 31, 2000 to $10,222,000 at January 31, 2001 and dropping to $7,079,000 at October 31, 2001. The Company experienced some order cancellations, late in the year, as customers struggled with the declining economy and the uncertainty associated with the aftermath of September 11. Based on this uncertainty and the rapid decline in the backlog, the Company anticipates further reductions in sales and profits during the first six months of fiscal 2002.

The Company's operating profits decreased $596,000 to $502,000, a 54% decrease from 2000. The 7% decrease in sales during fiscal 2001, the continuing increase in labor benefits (medical and workmen's compensation) costs of approximately $73,000 (16%), the additional environmental remediation reserve of $150,000, write off of investments and the inability to pass on cost increases due to the soft economy were the main factors for the decrease in profits.

During 2001 the Company's independent environmental engineer, after having the remediation system in operation for approximately one year, has estimated the total cost for designing and permitting of the remediation system, its installation, operation and maintenance for two years, demobilization of equipment, and preparation of closure report at $600,000 to $727,000 depending on additional testing requirements from the local agencies, if any. Based on this further analysis an additional provision of $150,000 was added in 2001, bringing the total estimated provision to $615,622 less $388,264 ($214,923 in fiscal 2001) expended to date, leaving a balance of $227,358 as of October 31, 2001. It is estimated that the balance of the costs associated with the remediation will be expended over twelve to eighteen months. The cost estimate is based on the use of one vapor extraction system with five wells to effectively remediate the entire plume in addition to all impacted soils within an eighty-foot radius of each well and up to two hundred feet below grade surface.

During fiscal 2001, Core Software Technology ("Core") repaid $89,465 of principal and interest. The result was a profit of $89,465 from the recovery of loans made to Core that had been fully reserved in previous years.

In April 2001, the Company wrote off its entire investment and loan balance of $238,500 in Fluid Light Technologies (FLT), after the President of FLT issued a notification that FLT was closing its offices and attempting to sell its technology. As of October 31, 2001, FLT has been unsuccessful in its attempts to sell the technology and indicates it has no current prospects.

Interest expense decreased 17% in 2001 as compared to 2000. The main contributing factors are the prime rate reductions during the year, reduced borrowing for capital expenditures and reduced borrowing on the working capital line of credit. Due to decreased sales and a slowing economy, the Company made a concerted effort to reduce inventory thereby increasing cash flow and reducing the need for borrowing under its working capital line. In addition, the Company has made only limited capital expenditures in the last several years, reducing equipment loans by over $963,000 in the last three years.

The effective tax rate for 2001 increased to 48% from 33% in 2000. The major component of the increase was a 9% decrease in 2000 due to the reversal of a deferred tax asset valuation allowance associated with Core.

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2000, COMPARED TO THE FISCAL YEAR ENDED OCTOBER 31, 1999

Sales increases of 11% in fiscal 2000, as compared to 1999, were fairly consistent throughout the entire year. Sales of parts increased 10% and sales of scrap increased 18%. Sales of scrap show a larger percentage increase due to an increase in certain raw material prices during the fiscal year. Some of the raw materials used by the Company to produce parts, experienced price increases during fiscal 2000 of up to 5%. Scrap sales associated with those materials experienced price increases totaling 6%. The Company's backlog was reflective of the sales increase and consistency during fiscal 2000, peaking during the year to $10,428,000 at April 2000, it ended the year at $8,945,822 compared to $8,434,000 at October 1999 and $6,986,000 at October 1998. While sales were strong and consistent during fiscal 2000, the Company noticed a softening in demand during the last few months with customers delaying shipments and pushing orders out.

The Company's operating profits increased to $1,098,000, a 147% increase from 1999 and comparable to 1998. The 11% increase in sales during fiscal 2000 and the reclass of the environmental remediation reserve of $200,000 in 1999 to earnings from operations, were the main factors effecting the difference in profits. Fiscal 2000 is more comparable to prior years sales and profits (1998, 1997, and 1996) than 1999 when the Company's sales had declined 8-12% from prior years.

During fiscal 2000, Core Software Technology ("Core") repaid $431,430 of principal and interest. The result was a profit of $396,430 from the recovery of loans made to Core that had been fully reserved in previous years.

Interest expense decreased 13% in 2000 as compared to 1999. The main factor is lower interest costs associated with long-term debt. Over the last few years the company, due to concerns about the economy and sales, has been very selective about capital expenditures. Capital purchases that have been made, have been paid for out of earnings and use of the working capital line of credit. The Company has reduced short and long-term debt $803,000 over the last two years.

The effective tax rate for 2000 decreased to 33% from 77% in 1999. The major components of the decrease were a 9% decrease in 2000 due to the reversal of a deferred tax asset valuation allowance associated with Core and a 23% increase in 1999 from prior year under estimates of tax.

RECENT ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued FASB Statements No. 141, Business Combinations (Statement 141), and No. 142, Goodwill and Other Intangible Assets (Statement 142). These statements apply to accounting for business combinations initiated after June 30, 2001 and for the purchased goodwill and other intangible assets that arise from business combinations or are acquired otherwise. In August 2001, the Financial Accounting Standards Board issued FASB Statement No. 143, Accounting for Asset Retirement Obligations (Statement No. 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. Application of Statements 141, 142 and 143 are not expected to have a material effect on our financial reporting.

In August 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144), which supersedes both FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121) and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121. For example, Statement 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. Statement 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike Statement 121, an impairment assessment under Statement 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under Statement No. 142, Goodwill and Other Intangible Assets.

The Company is required to adopt Statement 144 no later than the year beginning after December 15, 2001, and plans to adopt its provisions for the quarter ending March 31, 2002. Management does not expect the adoption of Statement 144 for long-lived assets held for use to have a material impact on the Company's financial statements because the impairment assessment under Statement 144 is largely unchanged from Statement 121. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of Statement 144 will have on the Company's financial statements.

EFFECTS OF INFLATION

Inflation for the fiscal years ended 2001, 2000 and 1999 were minimal and had no effect on the Company's operations.

In the past, the Company has not normally committed to long-term fixed price contracts. However, the current business climate, with customers placing longer-term contracts, has required the Company to commit to longer term fixed price contracts. If material price increases are unusually high, the Company has been able to request and usually get a price adjustment. However, abnormally large increases in the cost of raw materials tends to skew the percentages when making cost comparisons between periods.

The company is unable to predict if raw materials will experience similar increases as has taken place in previous years. If similar increases do occur in the future, the Company does not believe such increases would have a material effect on its operations.

FORWARD-LOOKING STATEMENTS

Except for historical facts, this Report contains forward–looking statements concerning the Company's business outlook and plans, future cash requirements and capital expenditure requirements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions and outcomes are subject to risks and uncertainties. The forward-looking statements are, therefore, subject to change at any time. Actual results could differ materially from expected results expressed in any such forward-looking statements based on numerous factors, including the level of customer demand, the cost and availability of raw materials, changes in the competitive environment, the Company's ability to achieve cost reductions and efficiencies, the Company's ability to attract and retain skilled employees and other uncertainties detailed from time to time in the Company's Securities and Exchange Commission Filings.

Item 7. FINANCIAL STATEMENTS

TITLE	PAGE
Independent Auditors' Report	17
Consolidated Balance Sheets at October 31, 2001 and 2000	18
Consolidated Statements of Earnings for each of the three years ended October 31, 2001, 2000, and 1999	20
Consolidated Statements of Stockholders' Equity for each of the three years ended October 31, 2001, 2000, and 1999	21
Consolidated Statements of Cash Flows for each of the three years ended October 31, 2001, 2000, and 1999	22
Notes to Consolidated Financial Statements	24

Item 7a). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET-RISK

The Company's $4,700,000 Loan and Security Agreement has interest payable at prime (5.5% at October 31, 2001) or LIBOR (total of 4.66% at October 31, 2001). Changes in interest rates which dramatically increase the interest rate on the credit agreement would make it more costly to borrow proceeds under that agreement and may impede the Company's growth strategies if management determines that the costs associated with borrowing funds are too high to implement these strategies. A hypothetical 10% increase in the interest rate would cause interest expense to increase by approximately $17,400 and reduce net income by approximately $10,440 for the fiscal year ended October 31, 2001.

The Company does not hold derivative investments and does not earn foreign-source income. All of the Company's net sales are realized in dollars and almost all of the revenues are from customers in the United States. Therefore, the Company does not believe that it has any significant direct foreign currency exchange risk.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ATHANOR GROUP, INC.
AND SUBSIDIARY

Consolidated Financial Statements

October 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Athanor Group, Inc.:

We have audited the accompanying consolidated balance sheets of Athanor Group, Inc. and subsidiary as of October 31, 2001 and 2000 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended October 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Athanor Group, Inc. and subsidiary as of October 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG

Los Angeles, California
December 6, 2001

ATHANOR GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

October 31, 2001 and 2000

Assets (Note 4)		2001	2000
Current assets:			
Cash	$	427,221	161,954
Accounts receivable, net of allowance for doubtful accounts of $17,724 and $17,724, respectively		2,775,068	2,837,638
Inventories, at cost (note 2)		3,013,998	3,564,799
Deferred income tax assets (note 6)		336,636	350,345
Prepaid expenses		82,319	73,701
Other current assets (including related party receivables of $213,677 in 2001 and $147,500 in 2000)		216,074	151,253
Total current assets		6,851,316	7,139,690
Property, plant and equipment, net (notes 3 and 5)		1,331,374	1,377,873
Investments		221,000	386,000
Other assets (including related party receivable of $0 in 2001 and $48,677 in 2000)		66,949	112,978
	$	8,470,639	9,016,541

ATHANOR GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets (continued)

October 31, 2001 and 2000

Liabilities and Stockholders' Equity	2001	2000
Current liabilities:		
Current portion of long-term debt (note 4)	$ 296,211	341,844
Line of credit with bank (note 4)	926,118	1,599,688
Accounts payable	1,587,686	1,718,173
Accrued liabilities:		
Salaries, wages and other compensation	197,791	341,564
Income tax payable	11,371	216,590
Other	124,146	167,963
Remediation liabilities (note 7)	227,358	292,281
Total current liabilities	3,370,681	4,678,103
Long-term debt, less current portion (note 4)	783,333	80,754
Deferred income tax liability (note 6)	105,672	131,287
Commitments and contingencies (notes 5 and 7)		
Stockholders' equity:		
Redeemable, convertible preferred stock, $3 stated value. Authorized 5,000,000 shares; none issued	—	—
Common stock, $.01 par value. Authorized 25,000,000 shares; issued and outstanding 696,036 shares in 2001 and 2000	6,960	6,960
Additional paid-in capital	879,012	879,012
Retained earnings	3,324,981	3,240,425
Total stockholders' equity	4,210,953	4,126,397
	$ 8,470,639	9,016,541

See accompanying notes to consolidated financial statements.

ATHANOR GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended October 31, 2001, 2000 and 1999

	2001	2000	1999
Net sales (note 10)	$ 22,601,996	24,346,076	21,869,346
Cost of sales	19,152,354	20,327,706	18,586,560
Gross profit	3,449,642	4,018,370	3,282,786
Selling, general and administrative expenses	2,798,092	2,919,874	2,638,939
Environmental remediation (note 7)	150,000	—	200,000
Earnings from operations	501,550	1,098,496	443,847
Other income (expense):			
Interest expense	(192,569)	(232,759)	(269,154)
Recoveries of advances to unconsolidated investee (note 12)	89,465	396,430	—
Write-off of investment and note receivable (note 12)	(238,500)	—	—
Other, net	1,852	6,175	16,750
Earnings before income taxes	161,798	1,268,342	191,443
Income taxes (note 6)	77,242	423,549	146,482
Net earnings	$ 84,556	844,793	44,961
Net earnings per common share (note 8):			
Basic	$ 0.12	1.21	.06
Diluted	0.12	1.21	.06

See accompanying notes to consolidated financial statements.

ATHANOR GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity (Notes 8 and 9)

Years ended October 31, 2001, 2000 and 1999

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
Balance at October 31, 1998	729,427	$ 7,294	$ 1,045,883	$ 2,350,671
Net earnings	—	—	—	44,961
Balance at October 31, 1999	729,427	7,294	1,045,883	2,395,632
Repurchase and retirement of common (note 8)	(3,000)	(30)	(20,007)	—
Repayment of fractional shares resulting from reverse stock split (note 8)	(30,391)	(304)	(146,864)	—
Net earnings	—	—	—	844,793
Balance at October 31, 2000	696,036	6,960	879,012	3,240,425
Net earnings	—	—	—	84,556
Balance at October 31, 2001	696,036	$ 6,960	879,012	3,324,981

See accompanying notes to consolidated financial statements.

ATHANOR GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended October 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 84,556	844,793	44,961
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Recoveries of advances to unconsolidated investee	(89,465)	(396,430)	—
Writeoff of investment and loan receivable	238,500	—	—
Depreciation and amortization	416,118	412,591	400,246
Gain on disposal of fixed assets	2,295	2,555	8,000
Provision for deferred income taxes	(11,906)	(98,505)	(46,016)
Change in operating assets and liabilities:			
Accounts receivable	62,570	(62,656)	(406,207)
Inventories	550,801	(482,002)	335,395
Prepaid expenses and other assets	(9,910)	1,644	(145,669)
Accounts payable	(130,487)	(16,557)	258,017
Accrued liabilities	(252,513)	(6,736)	138,731
Income taxes payable	(205,219)	67,211	102,314
Net cash provided by operating activities	655,340	265,908	689,772
Cash flows from investing activities:			
Purchase of property and equipment	(371,914)	(381,814)	(297,573)
Proceeds from sales of property and equipment	—	7,103	14,916
Collections on notes receivable	—	—	22,244
Issuance of notes receivable to related parties	(56,000)	(142,802)	—
Purchase of additional shares in investees	(35,000)	(5,000)	—
Repayment of advances from unconsolidated investee	89,465	396,430	—
Net cash used in investing activities	(373,449)	(126,083)	(260,413)

ATHANOR GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows (continued)

Years ended October 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from financing activities:			
Net of borrowings (repayments) under line of credit	(673,570)	1,330	325,324
Repayments of long-term debt	(326,387)	(428,174)	(374,825)
Borrowings of long-term debt	983,333	—	—
Payment of fractional shares in stock split	—	(147,168)	—
Repurchase of common stock	—	(20,037)	—
Net cash used in financing activities	(16,624)	(594,049)	(49,501)
Net increase (decrease) in cash	265,267	(454,224)	379,858
Cash at beginning of year	161,954	616,178	236,320
Cash at end of year	$ 427,221	161,954	616,178
Supplemental disclosures of cash flow information:			
Interest paid	$ 208,777	216,551	269,154
Income taxes paid	295,867	453,000	90,723

See accompanying notes to consolidated financial statements.

(1) Summary of Accounting Policies

Athanor Group, Inc. (Athanor or the Company) is principally in the business of manufacturing and marketing screw machine products through its wholly owned subsidiary. All of the Company's business consists of the production of component parts of proprietary products for other companies. The Company has a production and distribution facility in California and until December 2001 had such facilities in Arizona.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

(a) Revenue Recognition

The Company's net sales comprise of product and scrap sales. The Company recognizes revenue from product sales upon shipment. Scrap sales are recognized when received by the customer. Provisions for returns and discounts are provided at time of sale.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Athanor and its wholly owned subsidiary, Alger Manufacturing Co., Inc. (Alger). Significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Inventories

Inventories, which are comprised primarily of raw materials, direct labor and overhead, are stated at the lower of average cost or market.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and include expenditures for major renewals and betterments. Repairs and maintenance are expensed as incurred. Cost and accumulated depreciation applicable to assets retired or disposed of are eliminated from the accounts and any gains or losses are included in other income.

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over the following estimated service lives using the straight-line method:

Manufacturing machinery and equipment	3 to 7 years
Office equipment and vehicles	5 to 8 years
Leasehold improvements	3 to 10 years

Leasehold improvements are amortized over the lesser of their useful lives or lease term.

(e) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, net operating loss carryforwards and credit carryforwards are included as a component of deferred tax assets. A valuation allowance against deferred tax assets is recorded as considered necessary. All deferred tax amounts are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

(f) Investments

The Company accounts for its investments in nonmarketable securities of minority-owned companies on the cost method. The carrying value of all such investments is $221,000 and $386,000 at October 31, 2001 and 2000, respectively.

(g) Earnings per Share

Basic earnings per share represents net earnings available to common stockholders divided by the weighted-average shares outstanding, excluding all common stock equivalents. Diluted earnings per share reflects the dilutive effects of all common stock equivalents.

(h) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(i) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

(j) Stock Option Plans

The Company applies the intrinsic-value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to measure compensation cost prescribed by APB Opinion No. 25, and to make pro forma disclosures of net earnings and earnings per share as if the fair-value method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, had been applied.

(k) Segment Disclosures

The Company operates in a single segment, the manufacturing and distribution of screw machine products.

(l) Environmental Compliance and Remediation

The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and for which no current or future benefit is discernible. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

(m) Comprehensive Income

There is no difference between net earnings and comprehensive income for the Company during the reporting periods.

(n) Reclassifications

Reclassifications were made to the 2001 and 2000 financial statements to conform to the current year presentation.

(2) Inventories

Inventories consist of the following:

		2001	2000
Raw materials	$	324,744	711,361
Work in process		592,546	732,197
Finished goods		2,001,388	2,052,317
Scrap		95,320	68,924
	$	3,013,998	3,564,799

(3) Property, Plant and Equipment

Property, plant and equipment consists of the following:

		2001	2000
Manufacturing machinery and equipment	$	6,066,870	5,709,621
Office equipment and vehicles		245,796	241,720
Leasehold improvements		84,042	84,042
		6,396,708	6,035,383
Less accumulated depreciation and amortization		5,065,334	4,657,510
	$	1,331,374	1,377,873

(4) Long-Term Debt

The Company's subsidiary has a $4,700,000 credit agreement (the Agreement) with a lending institution for working capital and other business financing needs. This agreement was entered into in the current year, refinancing the outstanding agreement with a different financial institution, which expired August 30, 2001. The Agreement is collateralized by substantially all of the assets of the Company and expires March 31, 2003, unless renewed. The Agreement provides for a working capital line of credit of $3,000,000 and a term loan of $1,000,000 (with 60 monthly payments) and a new equipment line of credit for $700,000. Interest on borrowings under the line of credit are payable at the prime rate (5.5% at October 31, 2001) or LIBOR plus 2.25% (total of 4.66% at October 31, 2001). At October 31, 2001, a total of $926,118 was outstanding and $1,923,590, based upon borrowing base limitations, was available under the working capital line of credit, a total of $983,333 was outstanding under the term loan, and $700,000 was available on the new equipment line of credit.

Long-term debt consists of the following:

		2001	2000
Line of credit under the Agreement, collateralized by inventory and accounts receivable	$	926,118	1,599,688
Term loan under the Agreement, collateralized by machinery and equipment		983,333	49,998
Equipment line of credit under the Agreement, collateralized by related equipment		—	97,928
Capital lease obligations (see note 5)		96,211	274,672
		2,005,662	2,022,286
Less current portion, including lines of credit		1,222,329	1,941,532
	$	783,333	80,754

(5) Capital and Operating Leases

The Company leases machinery under capital lease agreements. The carrying value of these assets, included in machinery and equipment, at October 31, 2001 and 2000 is as follows:

		2001	2000
Asset	$	842,902	1,081,635
Less accumulated depreciation		529,640	578,112
	$	313,262	503,523

The Company leases three premises which are accounted for as operating leases, one of which expired at the end of the current fiscal year. Real estate taxes, insurance and other taxes are the obligations of the Company.

The following is a schedule of future minimum rental commitments under capital leases and noncancelable operating leases as of October 31, 2001:

		Capital leases		Operating leases
Year ending October 31:				
2002	$	98,909		273,390
2003		—		5,155
Minimum lease payments		98,909	$	278,545
Less amount representing interest and taxes		2,698		
Present value of future capital lease payments	$	96,211		

Rental expense for operating leases was approximately $334,000 in 2001, $309,000 in 2000 and $270,000 in 1998.

(6) Income Taxes

Income tax expense (benefit) consists of the following:

		Federal	State	Total
2001:				
Current	$	78,127	11,021	89,147
Deferred		(10,711)	(1,195)	(11,905)
	$	67,416	9,826	77,242
2000:				
Current	$	412,226	109,828	522,054
Deferred		(86,804)	(11,701)	(98,505)
	$	325,422	98,127	423,549
1999:				
Current	$	155,615	36,883	192,498
Deferred		(37,617)	(8,399)	(46,016)
	$	117,998	28,484	146,482

The difference between the federal income tax rate and the effective income tax rate on net earnings is as follows:

	2001		2000		1999	
	Percent	Amount	Percent	Amount	Percent	Amount
Statutory U.S. federal tax rate	34.0%	$ 55,011	34.0%	$ 431,236	34.0%	$ 65,091
State income taxes, net of federal benefit	5.8	9,440	5.8	74,000	6.1	11,678
Change in valuation allowance	—	—	(9.4)	(120,000)	—	—
Current year impact of prior year estimates	—	—	—	—	22.5	43,118
Other	7.9	12,791	3.0	38,313	13.9	26,595
	47.7%	$ 77,242	33.4%	$ 423,549	76.5%	$ 146,482

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at October 31, 2001 and 2000 is as follows:

		2001	2000
Deferred tax assets:			
Bad debt reserves	$	7,060	7,060
Equity in loss of unconsolidated investee		143,587	143,587
Contamination reserve		90,567	116,428
Capital loss carryforward		79,669	—
Other		15,753	83,270
Total gross deferred tax assets		336,636	350,345
Valuation allowance		—	—
Net deferred tax assets		336,636	350,345
Deferred tax liabilities – accelerated depreciation on fixed assets		105,672	131,287
Net deferred tax assets	$	230,963	219,058

Included as a deferred tax asset is the deferred tax benefit associated with the Company's 1994 equity loss in an unconsolidated investment. Because of uncertainties surrounding the realizability of this deferred tax benefit, the Company established a valuation allowance, which was reversed in 2000, due to the collection of amounts from that investment. The Company believes its remaining deferred tax assets to be realizable based on historical and projected taxable income levels.

(7) Commitments and Contingencies

As of October 31, 2001 and 2000, the Company's maintained accruals of $227,358 and $292,281, respectively, relating to the estimated cost to remediate perchloroethylene that was found in the near surface soil below the Alger manufacturing facilities. The total cost estimate, provided by an independent engineering firm, for designing and permitting of the remediation system, its installation, operation and maintenance for two years, demobilization of equipment, and preparation of closure report was estimated at $600,000 to $727,000. A total of $615,000 has been accrued and expensed since 1992.

During fiscal 2000, the Company submitted a plan of remediation to the lead government agency. After some additional testing and revisions to the Company's plan of remediation, the agency approved the remediation plan. The Company started remediation in October 2000. It is estimated that to complete the remediation will be over twelve to eighteen months.

The aggregate undiscounted amount has been accrued since it represents management's best estimate of the cost, but the payments are not considered to be fixed and reliably determinable. The estimate of costs and their timing of payment could change as a result of (1) changes to the remediation plan required by the State Environmental Agency, (2) changes in technology available to treat the site, (3) unforeseen circumstances existing at the site and (4) differences between actual inflation rates and rates assumed in preparing the estimate. It is not possible to estimate the effect of these potential events. Losses may exceed amounts accrued at this time as a result of these factors.

(8) Stockholders' Equity and Earnings Per Share

During 2000 and 1999, the Company repurchased and retired 3,000 (after effect of reverse split, noted below) shares of common stock for approximately $6.67 per share.

During 2000, the Company completed a series of stock splits. Initially, a 1 for 800 reverse split was made, with all fractional shares being paid out. Then a 400 for 1 split was completed, resulting in half of the previously outstanding shares. The effect was recorded retroactively for all periods reported.

The components of basic and diluted earnings per share were as follows:

	2001	2000	1999
Net earnings	$ 84,556	844,793	44,961
Weighted-average outstanding shares of common stock – basic	696,036	698,839	729,427
Dilutive effect of employee stock options	—	—	614
Common stock and common stock equivalents – diluted	696,036	698,839	730,041
Earnings per share:			
Basic	$ .12	1.21	.06
Diluted	.12	1.21	.06

Employee stock options that were outstanding as of each year-end were not included in the computation of diluted earnings per share, as their effect would have been antidilutive.

(9) Stock Options

In April 1997, the Company adopted a stock option plan (the Plan) pursuant to which the Company's Board of Directors may grant stock options to officers, directors and key employees. The Plan authorized grants of options to purchase up to 110,170 shares of authorized but unissued common stock. All stock options vest and become fully exercisable as shown below:

6 months after granting	20%
After one year	20
After two years	30
After three years	30

Thus, after three years of service, the options become fully vested. However, options are exercisable six months after they are granted and remain exercisable for eight years after the date of issuance.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plan. Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Pro forma net earnings	$	56,824	789,747	2,535
Pro forma earnings per share:				
Basic		.08	1.13	.00
Diluted		.08	1.13	.00

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1998: expected volatility of 102%; risk-free interest rate of 5.6%; assumed dividend yield of 0; and expected life of seven years.

Assumptions used for grants in fiscal year 1999 are as follows: expected volatility of 64%; risk-free interest rate of 4.57%; assumed dividend yield of 0; and expected life of seven years.

Assumptions used for grants in fiscal year 2001 are as follows: expected volatility of 109%; risk-free interest rate of 4.00%; assumed dividend yield of 0; and expected life of seven years.

	Number of shares of common stock underlying options	Exercise price per share	Number exercisable	Average grant date fair value
Grants	85,000	$ 3.32	—	$ 3.32
Balance at October 31, 1998	85,000	3.32	—	—
Grants	17,500	3.32	—	3.32
Vesting of options	—	—	37,500	—
Balance at October 31, 1999	102,500	3.32	37,500	3.32
Canceled	(4,500)	3.32	—	—
Vesting of options	—	—	28,500	—
Balance at October 31, 2000	98,000	3.32	66,000	3.32
Canceled	(750)	3.32	—	—
Grants	5,000	1.88	—	1.88
Vesting of options	—	—	27,000	—
Balance at October 31, 2001	102,250	3.25	93,000	2.90

(10) Major Customer

For the year ended October 31, 2001, the Company had two significant customers which accounted for $2,816,000 or 12%, and $2,077,000 or 9% of net sales, respectively. Receivables from these customers as of October 31, 2001 amounted to $538,000 and $394,000, respectively. For the year ended October 31, 2000, the Company had one customer which accounted for $2,696,000 or 11% of net sales. Receivables from this customer as of October 31, 2000 amounted to $282,676.

(11) Employee Benefit Plans

The Company and its subsidiary have a 401(k) plan covering substantially all employees. Employees may contribute up to 15% of their wages subject to IRS limitations. The Company will match 100% of the employees' contribution not exceeding 1% of their wages plus 50% of the employees' remaining contribution up to 4%. The Company may also make discretionary contributions to the plan that are allocated to each employee based upon their pro rata compensation to all compensation. The Company's contributions under the plan amounted to approximately $129,000, $117,000 and $112,000 for the years ended October 2001, 2000 and 1999, respectively.

(12) Related Party Transactions

The Company currently has stock holdings in Core Software Technology, a California corporation (Core), owning 553,983 shares of the issued and outstanding common stock of Core, which represents approximately 10% of the total issued and outstanding shares of Core's capital stock at October 31, 2001.

The Company has provided a portion of the working capital requirements of Core during previous years in the form of a series of loans to Core totaling $685,622. Interest accrues on this loan at a rate of 8%. In 1999, Core and the Company reached a forbearance agreement on all outstanding loans, wherein Core would pay 60% of outstanding debt, and the remaining 40% would be converted to equity. Amounts of cash received on the recovery of the debt that was previously written off were included in 2000 and 2001 earnings. The conversion to equity of the remaining debt was completed in 2001. As of October 31, 2001, the total equity investment in Core was fully reserved due to the uncertainty of realization.

Mr. Miller served as Secretary and a Director of Core from September 1991 to April 1998 and a Director of the Company from May 1999 to April 2001. Mr. Miller has a beneficial ownership interest in 8,813 additional shares of the common stock of Core, as well as options and warrants to purchase 54,310 shares of the common stock of exercise prices ranging from $3.00 to $8.25 a share. Mr. Femrite has a beneficial ownership interest in 33,347 additional shares of the common stock of Core as well as options to purchase 3,697 shares of the common stock of Core at $5.50 per share.

Mr. Miller entered into a consulting agreement with Core and assigned the consulting fees to R&D Financial (R&D), a California general partnership of which Messrs. Miller and Femrite are the general partners. The consulting agreement began on January 1, 1995 and ended July 31, 1998, wherein Mr. Miller agreed to provide services to Core relating to financial, investor, capital raising, litigation and general business matters arising out of Core's on-going restructuring, recapitalization and financing efforts. As of October 31, 2001, Core owes $46,700 to R&D in connection with said consulting agreement. R&D was paid a total of $97,525 and $43,425 by Core during fiscal 2000 and 2001, respectively.

In addition, Core paid Mr. Miller' personal tax liability of $182,902 to the IRS in relation to an IRS audit related to the predecessor company of Core.

The Company has made investments to date totaling $221,000 as a Limited Partner in California South Pacific Investors (CSPI). Mr. Femrite is a General Partner in CSPI.

The Company made investments of $100,000 and $100,000 in Fluid Light Technologies, Inc. (FLT) in 1999 and 1998, respectively. In 2000, the Company made a loan of $32,500 to FLT bearing interest at 10%, due in installments ending January 11, 2001. In 2001, the Company made an additional loan of $6,000 to FLT bearing interest at 10%. FLT is a development stage company and has no revenues or earnings. In April 2001, the Company wrote off the entire investment and loan balance of $238,500, as the president of FLT issued a notification that the company was closing. The Company owns 512,597 shares of Preferred Stock representing a voting interest of 5.8%. Mr. Miller is a Director of FLT.

The Company made loans in aggregate of $165,000 to Healthcove.com, due on demand bearing interest at 8% to 10%, during 2000 and 2001. The Company also has 43,203 shares of Healthcove.com stock for payments in arrears. Healthcove.com is a development stage company with limited revenues and no earnings. Officers and directors of the Company have made loans to Healthcove.com amounting to $102,700 as of October 31, 2001 and have received 37,200 shares of Healthcove.com stock for payments in arrears.

The Company has made loans to Mr. Miller, in previous years, in the principal amount of $40,000. During 1999, 2000 and 2001, the Company renewed the original note plus accrued interest. The total outstanding loan to Mr. Miller in the amount of $68,270 is due January 28, 2002. The note is collateralized by 20,000 shares of the Company's common stock.

(13) Subsequent Events

In November 2001, the Company announced the closure of its Arizona facility, which resulted primarily in the reduction in workforce and the moving of equipment and certain key personnel to California to be used in operations. Estimated cost to close the facility is $80,000. All normal operations in Arizona ceased by December 2001.

OFFICERS

Robert W. Miller
Chairman of the Board,
and Corporate Secretary

Duane L. Femrite
Chief Executive Officer,
President, and
Chief Financial Officer

Richard A. Krause
Vice President

DIRECTORS

Robert W. Miller
Chairman of the Board,
and Corporate Secretary

Duane L. Femrite
Chief Executive Officer,
President, and
Chief Financial Officer

Richard A. Krause
Vice President of the Company and
President of Alger Mfg. Co., Inc.

Gregory J. Edwards
President and Chief Executive Officer
CASS Corporation
Oklahoma City, Oklahoma

Earl L. Yager
Exec. Vice President,
Chief Operating Officer
Chad Therapeutics
Chatsworth, California

CORPORATE OFFICES

921 East California Street
Ontario, California 91761

INTERNET WEB ADDRESS

www.athanorgroupinc.com

PRINCIPAL OPERATING UNITS

Alger Manufacturing Company, Inc.
Ontario, California
Phoenix, Arizona

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

KPMG
Los Angeles, California

LEGAL COUNSEL

Edward S. Gelfand
Gelfand & Stein LLP
Los Angeles, California

TRANSFER AGENT AND REGISTRAR

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Second Floor
Glendale, California 91204

FORM 10-KSB

Copies of the Company's Annual Report and Form 10-KSB as filed with the SEC, may be obtained without charge by writing to:

Athanor Group, Inc.
921 East California Street
Ontario, California 91761

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the 921 East California Street, Ontario, California, on May 3, 2001, at 11:00 a.m.